UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUXOTTICA GROUP S.P.A

REMUNERATION POLICY

The Remuneration Policy is reproduced from section one of the Remuneration Report of Luxottica Group S.p.A., approved by the Board of Directors on February 28, 2012,  in accordance with article 123-ter, paragraph 6 of Italian Legislative Decree no. 58/1998 (the "Group Remuneration Policy").

1.	PROCEDURES USED FOR THE ADOPTION AND IMPLEMENTATION OF THE REMUNERATION POLICY

1.1      Process for the preparation and approval of the Remuneration Policy

1.        The Remuneration Policy is submitted to the Board of Directors by the Human Resources Committee for approval.

2.         Once the Board of Directors has examined and approved the Remuneration Policy it is put to a consultative/advisory vote at the Ordinary Meeting of Stockholders.

3.         An independent expert is involved in the preparation of the Remuneration Policy, namely the consultancy firm Hay Group Italy.

4.         For purposes of the definition and revision of the Remuneration Policy, customary procedures and market remuneration trends are constantly analyzed and monitored, using data supplied by independent experts in aggregate form and without specific reference to specific companies.

1.2      The governance of the Company and the Remuneration Policy

1.2.1            The Organizational System

The Group has adopted an organizational system aimed at ensuring consistency and transparency in relation to its remuneration policy. The existing model aims at guaranteeing an appropriate control of remuneration standard practices throughout the entire Group, ensuring that informed decisions are timely made at the appropriate level of the organization.

RESPONSIBILITY	AREA CONCERNED	BENEFICIARIES

Corporate	▪ Fixed remuneration ▪ Variable remuneration ▪ Long-term Incentives	▪ Directors who are employees ▪ Other Executives with strategic responsibilities ▪ Senior Managers

Regions/ Business	▪ Fixed Remuneration ▪ Variable Remuneration ▪ Benefits	▪ Other Managers ▪ Employees of the local organizations

1.2.2            The Human Resources Committee

1.           The Board of Directors, in accordance with the recommendations of the Code of Conduct, set up the Human Resources Committee in 2004.

2.           The Human Resources Committee which is currently in office, was appointed on April 29, 2009 and its members are Claudio Costamagna (Chairman), Roger Abravanel, Sabina Grossi and Gianni Mion, who are all non-executive directors and, with the exception of Sabina Grossi , independent directors. The Chairman Claudio Costamagna has specific and adequate expertise on financial matters, in compliance with the recommendations of the Code of Conduct. The Human Resources Committee provides advice and makes proposals, in particular, with respect to the following:

▪      offering support and assistance to the Board of Directors on the subject of  remuneration, formulating proposals for the Board of Directors on the remuneration of executive directors or directors performing special duties or executives with strategic responsibilities;

▪      regularly assessing the criteria adopted for the remuneration of executives with strategic responsibilities (who are different from the Directors and the general managers), supervising their application and formulating general recommendations to the Board of Directors on this topic;

▪       formulating and/or reviewing incentive plans to be submitted to the shareholders’ meeting for approval in accordance with article 114-bis of the Italian Consolidation Financial Law and monitoring their development and application  over time;

▪       identifying remuneration criteria for the Group’s top management;

▪       periodically evaluating the criteria adopted for the remuneration of the Group’s top management and supervising their application;

▪       analyzing and monitoring market standard procedures and remuneration trends with particular reference to executive directors, general managers and other executives with strategic responsibilities;

▪      assessing the organizational requirements of the Group and the actions taken in order to efficiently allocate key positions.

In the performance of its duties, the Human Resources Committee may access relevant information and Company departments as it deems necessary and may also use external consultants and independent advisors as needed.

3.           The Human Resources Committee has its own regulations approved by the Board of Directors, and all Committee decisions are required to be adopted by a favourable vote of the absolute majority of its members. The Chairman of the Board of Statutory Auditors is invited to meetings of the Committee. The minutes of Committee meetings are duly recorded by the Human Resources Director.  The Committee meets whenever the Chairman deems it necessary or upon the request of another Committee member. If the Committee deems it appropriate, executives of the Company are invited to participate so that certain topics can be discussed in detail.

4.           No Director shall take part in the meetings of the Human Resources Committee where proposals are discussed concerning his/her own remuneration.

5.          The Board of Directors, at the time it approved the Procedure for Related Parties, granted the Human Resources Committee the power to review transactions with related parties which are limited to resolutions concerning the granting of remuneration and financial benefits to the members of management and control bodies and to other executives with strategic responsibilities.

1.2.3            The Board of Directors

1.           Without prejudice to the functions of the Human Resources Committee, the Board of Directors is responsible for: (i) approving the remuneration of directors performing special duties pursuant to article 2389, paragraph 3, of the Italian Civil Code; (ii) allocating the aggregate remuneration fixed for the Directors at the Shareholders’ Meeting, in the event this was not determined by the shareholders; (iii) reviewing the incentive plans to be submitted  for approval at the Shareholders’ Meeting and the allocation of benefits thereunder annually, normally at the Shareholders’ Meeting after approval of the financial statements.

2.          Moreover, with the assistance of the Human Resources Committee, the Board of Directors confirms that the Remuneration Policy has been implemented correctly.

2.               PURPOSES AND PRINCIPLES OF THE REMUNERATION POLICY

1.               The Remuneration Policy is aimed at attracting and motivating qualified professionals to pursue Company and Group objectives, as well as encouraging employee retention. Moreover, the Remuneration Policy is intended to align management’s interests with the medium- to long-term interests of shareholders while increasing the value of the Company on a sustainable basis.

2.               Total remuneration is a combination of fixed and variable, direct and deferred, monetary and non-monetary components.

3.               The principles which form the basis of  decision making on remuneration are:

▪       developing a comprehensive remuneration package that is capable of attracting and retaining critical and deserving members of the organization of both today and tomorrow;

▪       developing plans and implementing systems based on the “pay for performance” principle that is, systems and plans based on the close correlation between remuneration and actual results - both individual and general - of the organization.

3.               REMUNERATION COMPONENTS

3.1      Identification of the pay-mix

1.           The remuneration available for executive directors (who are also employees of the Company or Group), general managers and executives with strategic responsibilities is comprised of (i) a fixed part (see para. 3.2 below); (ii) a short-term variable part (see para. 3.3 below); and (iii) a possible medium- to long-term variable component (see para. 3.4 below).

2.           The guidelines for the composition of the fixed and variable elements of the remuneration package are defined by Human Resources management based on each segment of the employee population. With specific reference to executive directors who are also Company employees, general managers and the executives with strategic responsibilities, the Human Resources Committee defines at the Group level the pay-mix structure, determining its composition in terms of fixed and variable components, consistently benchmarking its conclusions against market trends and internal analysis.

3.           Set forth below are the principles on which the remuneration packages are based for the executive directors who are also Company employees and for executives with strategic responsibilities:

▪       balancing the fixed and variable components of the remuneration based on the Company’s strategic objectives and its risk management policy;

▪       in respect of the variable component of the remuneration:

-              establishing a proportionate weighting between the short-term variable remuneration and the long-term variable remuneration;

-             tying the payment of remuneration to performance objectives that must be predetermined, measurable and linked to the creation of value for shareholders in the medium and long term;

-              establishing maximum limits for allocation of variable components;

-              providing a vesting period for the long-term variable component (see para. 3.4 below);

▪       supplementing the remuneration package with an adequate offer of benefits, with reference to market standard practices;

▪       minimizing the use of indemnities or other compensation which is stipulated ex-ante in the event of resignation, transfer from a position, dismissal or termination of the employment relationship;

▪       monitoring and analyzing standard remuneration procedures and best practices implemented in the reference market with the objective of ensuring a total remuneration package that is both as competitive as possible and market aligned.

3.2      Fixed remuneration

The fixed remuneration component is essentially correlated to the significance of the position (managerial complexity, nature of the objectives and uniqueness of the skills required). The Company consistently monitors market practice with respect to the components of fixed remuneration, in order to align itself with best practices and also confirms that remuneration levels are being consistently applied across the Group.

3.3      Variable remuneration: Management by Objectives (“MBO”)

1.           The variable remuneration component is aimed at rewarding the results achieved by establishing a direct connection between remuneration and short term performance.

2.        To strengthen the alignment between management’s/employees’ interests with those of the shareholders, the performance measurement references the actual results achieved by the Company or Group as a whole, by the reference business unit and by the individual.

3.           The main instrument used in connection with variable remuneration is the Management by Objectives system (“MBO”), which is primarily, however not exclusively, used for Group management and which over time has become the only formalized short-term incentive method.

4.           Annual incentives reward individuals who attain quantitative and qualitative performance objectives and take the form of a variable bonus. The main performance objective used - which is applied to all managerial positions - is EPS (Earning per Share), the weight of which in the context of the objectives assigned may vary depending on the role of the individual manager. EPS performance may be coupled with other financial indicators (for example, the DEBT/EBITDA ratio), with business indicators (Net Sales, DOP — Division Operating Profit, etc.) or by function objectives based on the characteristics and specific elements of various positions.

5.           The individual performance objectives must be objectively defined and measurable; they can be linked both to business managerial targets (processes/projects) as well as to organizational development targets (skills, abilities). In any case, the assigned objectives must be:

▪       specific: the goal of each objective that is to be attained must be clearly and factually stated and the expected results must also be identified;

▪       measurable: the expected results are calculated through easily understandable indicators that are based on factual evidence;

▪       results-oriented: objectives must be defined with reference to the Company’s and Group’s general strategy and long-term objectives;

▪       time specific: intermediate steps and deadlines must be clearly and precisely defined.

6.           The performance, evaluation and communication of the level of achievement of the assigned objectives is a continuous process marked by three fundamental meetings over a twelve-month period:

▪       Definition and communication of objectives for the year (by the end of February of the reference year);

▪       Mid-year performance evaluation (halfway through the reference year), to check the level of achievement of results in the first part of the year and to define any corrective actions if required;

▪       Final performance evaluation and communication of the level of achievement of the assigned objectives (by the end of January of the following year).

Performance objectives are reviewed by the Human Resources Committee and subsequently shared with the Board of Directors.

7.           The allocation of the variable remuneration component is subject to maximum limits, which are differentiated in accordance with the position held by the individual within the Company and the Group, the ability to influence results and the reference market. The variable remuneration target values for managers can vary from 30% to 100% of the fixed remuneration. The maximum pay-out values, on the other hand, can range from 45% to 200% of the aforementioned target values.

8.         According to the MBO system adopted by the Company, there are no deferral arrangements for more than one year for payment of the variable remuneration component and, as a rule, the variable component is generally paid in the fiscal year after the reference year, once the relevant data has been finalized. The Board of Directors may from time to time evaluate the introduction of forms of deferral for the payment of the variable remuneration component if it is deemed appropriate on account of the position held by certain key personnel and their responsibilities and subject to the opinion of the Human Resources Committee.

9.         The incentive plans for the head of internal control and the director responsible for preparing corporate accounting documents are consistent with the tasks they are entrusted with.

3.4      Variable Remuneration: Long-Term Incentives (“LTI”)

1.         The variable remuneration also has a long-term component which is mainly aimed at directing the actions of management towards achieving identified strategic objectives and retaining Group key personnel.

2.         For top managers that hold key positions within the Group, a share allocation plan linked to achieving performance objectives (Performance Shares Plan) is in place. The plan provides for beneficiaries to receive ordinary Luxottica shares free of charge, under the condition that the consolidated EPS (Earning per Share) exceeds all the performance objectives defined by the Board of Directors at the time of allocation of the shares which are measured over a specific three-year fiscal period.

3.         Another long-term incentive mechanism used by Luxottica since 1990 are stock option plans, which are also allocated on an annual basis. These plans are aimed at retention, by providing an incentive, and are awarded to managers and employees in recognition of their potential for professional growth within the Group in the medium term.

4.         The stock option plans beneficiaries are identified from among those individuals that have had open-ended contracts of employment with the Company or one of its subsidiaries for at least one year at the date of allocation. The allocation criteria takes into account the position held by the beneficiaries in the Company or in the subsidiaries, the individual performance results attained by the beneficiary in the year prior to the allocation date, and the potential for professional growth within the Group in the medium term.

5.         A vesting period of three years is provided for the stock option plans; as a rule, the vesting of these options is not dependent on the attainment of performance objectives.

6.         There are no provisions set forth for both types of long-term incentives for the directors and executives with strategic responsibilities (beneficiaries of the plans) requiring that they hold a portion of the acquired shares for any specified period. Likewise there are no provisions for deferred payment systems or any corrective arrangements ex-post. However, the Board of Directors, subject to the opinion of the Human Resources Committee, may evaluate whether to include a provision on this matter in the regulations for these incentives on the occasion of a proposal to approve long-term incentive plans in accordance with article 114-bis of the Consolidated Law on Finance.

7.         The identification of beneficiaries and the granting of rights in the context of long-term incentive plans take place annually and are generally approved by the Board of Directors after the financial statements are approved at the annual Shareholders’ Meeting.

8.         The Board of Directors, upon the recommendation of the Human Resources Committee, can submit to the Shareholders Meeting, according to article 114-bis of the Consolidated Law on Finance, proposals related to long term incentive plans of any kind (including those tied to securities), as long as they are consistent with the above-mentioned purpose and consistent with best practice in the market.

3.5      Benefits and insurance coverage (i.e. social security or pension schemes), in addition to compulsory coverage

The remuneration package for executive directors, general managers, executives with strategic responsibilities and senior managers also includes non-monetary benefits (such as, for example, company cars and telephone), as well as supplementary insurance (i.e. supplementary health insurance, etc.) with the objective of providing the most competitive remuneration package in line with the best practices available in the relevant local markets. Furthermore, in addition to life and non-professional accident insurance coverage provided for by the CCNL1, the registration in a fund that reimburses supplementary health expenses is offered in addition to the fund set forth by the CCNL.

3.6      Compensation in the event of resignation, dismissal or termination of the employment relationship

1.         With the sole exception of the Chief Executive Officer, there are no agreements between the Company and its directors, the general managers or the executives with strategic responsibilities providing for compensation in the event of resignation, dismissal or termination of the employment relationship.

2.         The payment of extraordinary benefits or compensation, at the end of the mandate or employment relationship, is not included in the Company’s and the Group’s general policy on remuneration (without prejudice, in any case, to legal obligations and/or CCNL obligations towards employees). Nevertheless, the Company may agree on special treatment with respect to a termination of office or employment relationship for individual directors performing special duties, or general managers or executives with strategic responsibilities, if it is deemed opportune in order to attract and retain particular professional personnel.

3.         Any termination or severance agreement must be prepared in accordance with reference benchmarks on the subject and within the limits defined by case law and standard practices in the country in which the agreement is entered into.

3.7      Non-competition agreements

1.         The Group provides for the possibility of entering into non-competition agreements with Directors, general managers, executives with strategic responsibilities and senior managers at the end of their mandate or employment relationship.

2.         In accordance with case law and standard practice, these agreements may provide for payment of compensation recorded in the Gross Annual Income (“GAI”), related to the duration and the extent of the restriction imposed by the agreement itself.

3.         The non-competition obligation should refer to the product sector in which the Group operates at the time of entering into the agreement as well as the geographical limits; the extent of the obligation also will vary depending on the position held by the individual at the time the employment relationship is terminated.

4.         THE REMUNERATION OF THE DIRECTORS

4.1      The basic remuneration of directors

In accordance with law and the articles of association, the remuneration paid to directors for the positions they hold is determined at the Shareholders’ Meeting, and may include either the aggregate amount of remuneration to be paid or specific details on how it is to be divided among the directors.

1  Contratto collettivo nazionale di lavoro – Italian collective labour agreement

4.2      The remuneration of directors performing special duties

1.         The remuneration of directors performing special duties is determined by the Board of Directors, on the proposal of the Human Resources Committee, at the time of their appointment or in the first meeting that follows the Committee’s appointment.

2.         In particular, the Board of Directors can decide, upon the favorable opinion of the Board of Statutory Auditors, to award additional remuneration supplementing the fixed remuneration which is generally determined at the Shareholders’ Meeting for the Directors performing special duties at the time of their appointment (see para. 4.1 above).

3.         Therefore, the remuneration of directors performing special duties can be composed of: (i) an annual fixed component, that may take the special duties of the directors into consideration; and (ii) in the case of directors who are delegated specific tasks, a medium to long-term variable component (in particular, these directors may be the recipients of medium to long-term incentive plans; see para. 3.4. above). The variable component represents a significant part of overall remuneration paid to these directors (as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 55% and 65%).

4.         Similar criteria is also relevant for general managers of the Company.

5.         In several cases special positions are held in companies controlled by Luxottica and involve the allocation of remuneration due to the time commitment required.

4.3      The remuneration of non-executive Directors

1.         The remuneration of non-executive Directors is not connected to the achievement of specific performance objectives on the part of the Company. Furthermore, these directors are not the recipients of medium to long-term incentive plans.

2.         The non-executive Directors who are members of the committees set up within the Board of Directors (namely, the Human Resources Committee and the Internal Control Committee) receive additional remuneration for these positions, which are determined by the Board of Directors, upon the favourable opinion of the Board of Statutory Auditors.

3.         The additional remuneration allocated according to the above procedure is awarded on the recommendation of the Human Resources Committee, it being clearly understood that in this case each director abstains from voting on the proposals regarding his/her own remuneration.

4.4      The remuneration of directors with strategic responsibilities

1.         The identification of the most significant members of staff is carried out by the Chief Executive Officer, after consultation with the General Manager of Central Corporate Functions and the Human Resources Director. The group of executives with strategic responsibilities includes the top managers in Italy and abroad.

2.         For the executives with strategic responsibilities, the annual variable remuneration (made up of MBO and LTI incentive plans, according to the statements above) represents a significant part of overall remuneration: as a general rule, the percentage represented by the variable remuneration of total remuneration may vary between 55% and 65%.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 16, 2012		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER